July 19, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field

Re: Hip Cuisine, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 28, 2017

File No. 333-217659

Dear Mr. Field:

Hip Cuisine, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated July 11, 2017, and thereafter the Company’s responses to each comment.

Exhibit 99.1

1. We note the presentation of Rawkin Bliss LLC’s audited financial statements as of and for the year ended December 31, 2016 and 2015. We also note the presentation of discontinued operations of Rawkin Bliss LLC. Since you consummated the acquisition on December 14, 2016, please revise to provide unaudited interim financial statements for the nine months ended September 30, 2016 and the audited financial statements for the year ended December 31, 2015 of Rawkin Bliss LLC. The revised financial statements should not reflect the transaction as discontinued operations. Refer to Rule 8-04 of Regulation S-X. Additionally, the revised financial statements should be included in the prospectus rather than filed as an exhibit. Please revise the prospectus accordingly.

Response: We have included the requested financial statements in the prospectus.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Natalia Lopera

Natalia Lopera

Chief Executive Officer/President